Exhibit 99.3

Not for distribution or release in the United States

US$25 Million Placement to Move Project through to Final Investment Decision

Highlights

•	Commitments received for a placement to raise gross proceeds of US$25.1 million (A$38.4m) at A$0.18 per share (US$0.1177)[1]

•	Strong commitments from new and existing shareholders reflecting the world class quality of Rhyolite Ridge

•	Placement issue price of A$0.18 (US$0.1177), equal to Ioneer’s last close on 26 April 2024

•	Ioneer is now well funded to progress the Rhyolite Ridge project through to final investment decision expected in December 2024

SYDNEY, Australia – 30 April 2024 – Ioneer Ltd (“Ioneer”) (ASX: INR, NASDAQ: IONR), is pleased to announce that the Company has received firm commitments to raise US$25.1 million (A$38.4m) via a placement to institutional, professional and sophisticated investors (“Placement”).

Under the Placement, the Company will issue approximately 213.6 million new fully paid ordinary shares in the Company (“New Shares”). The final Placement issue price of A$0.18 (US$0.1177) was equal to Ioneer’s last close on 26 April 2024.

Goldman Sachs Australia Pty Ltd acted as Sole Lead Manager to the Placement.

The Placement will provide funding to accelerate the development of Ioneer’s 100% owned Rhyolite Ridge Lithium-Boron Project (“Project”), including to:

•	Advance detailed engineering (~70% complete) and vendor engineering to construction ready status

•	Fund environmental, NEPA and permitting expenses

•	Financing costs; and

•	Rhyolite Ridge owners costs, working capital and general corporate purposes

Ioneer anticipates receiving the final permits to commence construction, known as the Record of Decision (“ROD”), in October 2024, ahead of the Final Investment Decision (“FID”) expected in December 2024, with construction commencing following the FID.

“Rhyolite Ridge continues to demonstrate it is a world-leading lithium project, helping accelerate the electric vehicle transition and securing a cleaner future for our children and grandchildren. This Placement represents another step forward towards ensuring this world-class project operates efficiently and sustainably.” said James Calaway, Ioneer’s Executive Chairman.

Ioneer’s Managing Director, Bernard Rowe also commented: “Ioneer is pleased to announce the successful completion of the Placement with strong engagement from U.S. cornerstone investors, signalling market confidence in the significant progress at Rhyolite Ridge as we head towards FID at the end of the calendar year and continue our journey towards becoming a market leading supplier to the U.S. EV supply chain.”

1 Assumes a USD:AUD exchange rate of $0.6539$1:00.

Ioneer Ltd. (ASX: INR, NASDAQ: IONR)      Suite 16.01, 213 Miller Street, North Sydney, NSW 2060    T: +61 2 9922 5800    W: Ioneer.com    ABN: 76 098 564 606

Indicative Placement Timetable

Event	Date (2024)
Trading halt lifted and announcement of completion of Placement	Tuesday, 30 April
Settlement of New Shares issued under the Placement	Friday, 3 May
Allotment and commencement of trading of New Shares issued under the Placement	Monday, 6 May

The above timetable is indicative only and subject to change.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

—ENDS—

Ioneer Contacts:

Chad Yeftich Ioneer USA Corporation	Daniel Francis FGS Global
Investor Relations (USA)	Media Relations (USA)
E: ir@Ioneer.com	E: daniel.francis@fgsglobal.com

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA. Rhyolite Ridge is the only known lithium-boron deposit in North America and one of only two known such deposits in the world. Once operational, the low-cost, world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials vital to the clean energy transition.

In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater where, following the satisfaction of conditions precedent, Sibanye-Stillwater will acquire a 50% interest in the Project, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture (SS Agreement). In January 2023, Ioneer received a conditional commitment from the U.S. Department of Energy Loan Programs Office for up to $700 million of debt financing (Conditional Commitment). Ioneer signed separate offtake agreements with Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors.

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Important notice and disclaimer

Forward-looking statements

This announcement contains certain forward-looking statements and comments about future events, including Ioneer’s expectations about the Project and the performance of its businesses. Forward looking statements can generally be identified by the use of forward-looking words such as ‘expect’, ‘anticipate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘predict’, ‘plan’, ‘propose’, ‘will’, ‘believe’, ‘forecast’, ‘estimate’, ‘target’ and other similar expressions within the meaning of securities laws of applicable jurisdictions. Indications of, and guidance on, the SS Agreement, the Conditional Commitment, the ROD, the FID, financing plans, future earnings or financial position or performance are also forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, both general and specific, and there is a risk that such predictions, forecasts, projections and other forward-looking statements will not be achieved. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. The forward-looking statements in this announcement are only as of the date of this announcement and are based on information available to Ioneer as at the date of this announcement. Forward-looking statements involve known and unknown risks, uncertainty and other factors which can cause Ioneer’s actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements and many of these factors are outside the control of Ioneer. Such risks include, among others, uncertainties related to the finalisation, execution, and funding of the DOE financing, the conditions precedent in the SS Agreement, the ROD, the FID, including our ability to successfully negotiate definitive agreements and to satisfy any funding conditions, as well as other uncertainties and risk factors set out in filings made from time to time with the U.S. Securities and Exchange Commission and the Australian Securities Exchange.  As such, undue reliance should not be placed on any forward-looking statement. Past performance is not necessarily a guide to future performance and no representation or warranty (express or implied) is made by any person as to the likelihood of achievement or reasonableness of any forward-looking statements, forecast financial information or other forecast. Nothing contained in this announcement, nor any information made available to you is, or shall be relied upon as, a promise, representation, warranty or guarantee (express or implied) as to the past, present or the future performance of Ioneer.  Actual results, performance or achievement may vary materially from any projections and forward-looking statements in this announcement and the assumptions on which those statements are based. Refer to Appendix B: Key Risks of the Investor Presentation dated 30 April 2024.

Except as required by law or the ASX Listing Rules, Ioneer assumes no obligation to provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this announcement will under any circumstances create an implication that there has been no change in the affairs of Ioneer since the date of this announcement.

You are strongly cautioned not to place undue reliance on any forward-looking statements, particularly in light of the current economic climate and significant volatility, uncertainty and disruption caused in relation to Ioneer.

Not an offer in the United States
This announcement may not be distributed or released in the United States. This announcement is not, and does not constitute, an invitation or offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction, including the United States, in which it would be unlawful to make such an offer. The New Shares have not been, and will not be, registered under the U.S. Securities Act. Accordingly, the New Shares to be offered and sold in the Placement may not be offered or sold to any person in the United States unless they have been registered under the U.S. Securities Act  or are offered or sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable securities laws of any state or other jurisdiction of the United States.

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